Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


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[NEWMONT LOGO]

Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203                              NEWS RELEASE
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MEDIA CONTACT:                                      INVESTOR CONTACT:
Doug Hock                                           Wendy Yang
303-837-5812                                        303-837-6141



NEWMONT STOCKHOLDERS ENDORSE NORMANDY AND FRANCO-NEVADA ACQUISITIONS
O NEWMONT'S BID FOR NORMANDY AND ACQUISITION OF FRANCO-NEVADA TO BE UNCONDITIONAL UPON ACCEPTANCE BY HOLDERS OF 50.1% OF NORMANDY SHARES
O     NEWMONT RECEIVES INVESTMENT CANADA AND ASX APPROVALS
O     ACCELERATED PAYMENT FOR EARLY ACCEPTANCES

DENVER, February 13, 2002 (Sydney, 14 February 2002) -- Newmont Mining Corporation (NYSE:NEM) announced today that its stockholders have resoundingly approved the steps necessary for Newmont to complete its acquisitions of Normandy Mining Limited (ASX:NDY) and Franco-Nevada Mining Corporation Limited (TSE:FN). Newmont also announced that earlier this week it received approval under the INVESTMENT CANADA ACT for its acquisition of Franco-Nevada and approval from the Australian Stock Exchange for the admission of Newmont to the ASX Official List and the quotation of Newmont CDIs.

Upon Newmont acquiring relevant interests in at least 50.1% of the Normandy shares (calculated on a fully-diluted basis), which is the minimum acceptance requirement under Newmont's bid for Normandy, all conditions necessary for completion of Newmont's acquisitions of Normandy and Franco-Nevada will be satisfied or waived. Newmont currently has a relevant interest in approximately 27% of the Normandy shares (calculated on a fully-diluted basis).

Newmont has arranged for payment to be made following the close of ASX trading on Wednesday, 20 February to all Normandy shareholders who accept Newmont's bid by 7:00 p.m. local time in Sydney (3:00 a.m. local time in New York) on 15 February 2002 if, as currently anticipated, the 50.1% minimum acceptance condition is satisfied on 15 February. Payment for acceptances received after that time will be made within five business days, as provided under the terms of Newmont's bid.

Newmont also has arranged to complete its acquisition of Franco-Nevada on 16 February 2002 if, as currently anticipated, Newmont has then satisfied the 50.1% minimum acceptance condition under its bid for Normandy.

Mr. Wayne Murdy, Chairman, President and Chief Executive Officer of Newmont, stated, "We are very pleased with the support that shareholders of all three companies have shown for our initiative to create the premier global gold company. Today's vote and the approval of our transaction by the shareholders of Franco-Nevada two weeks ago confirm that we have a shared vision for the new Newmont."





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Mr. Murdy continued, "We also are pleased that so many of Normandy's shareholders already have accepted our bid and that all necessary regulatory and stockholder approvals have been obtained. We understand that, with Newmont stockholder approval in hand, a significant number of Normandy shares now will be tendered. We hope that all of the Normandy shareholders take the opportunity to receive accelerated payment for their shares and that we can proceed quickly to complete the creation of the new Newmont and integration of the operations of the three companies."

Normandy shareholders with questions as to how to accept Newmont's bid may call Newmont's stockholder information line at 1 800 507 507 (toll-free within Australia), 1 888 750 5835 (toll-free within the United States or Canada) or +61 2 9278 9331 (if outside Australia, the United States or Canada).

                                    # # #


IMPORTANT NOTICE
Although the Normandy Board, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.

CAUTIONARY STATEMENT
This press release contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes an Offer Document) and a Proxy Statement/Prospectus on Schedule 14A. Investors and security holders are advised to read the Offer Document and the Proxy Statement/Prospectus, which were mailed beginning on January 11, 2002, because they contain important information. Investors and security holders may obtain free copies of the Offer Document and the Proxy Statement/Prospectus and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Offer Document and the Proxy Statement/Prospectus and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.




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